

September 3, 2013

Via E-mail
Juan Miguel Ros Gutirrez
Chief Executive Officer
Sonora Resources Corporation
Cerro del Padre #11, Rinconada de los Pirules
Guadalupe Zacatecas Mexico 98619

    Re: Sonora Resources Corporation
              Amendment No. 2 to Form 10-K for Fiscal Year Ended November 30, 2012
              Filed August 16, 2013
              Response dated August 16, 2013
              File No. 0-54268

Dear Mr. Gutirrez:

We have reviewed your response dated August 16, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits, Financial Statement Schedules, page 40

1. We reviewed your response to comment 8 in our letter dated July 29, 2013. We note that you have an effective Registration Statement on Form S-8 filed April 14, 2011. As previously requested, please file the consent of your independent registered public accountant to the use of its report incorporated by reference in Form S-8 or tell us why the consent is not required.

Report of Independent Registered Public Accounting Firm, page F-1

2. We reviewed your response to comment 9 in our letter dated August 7, 2013 and the revised audit report. The audit report still makes reference to the work of other auditors for the period from inception through November 30, 2010. As previously requested, please have

your auditor revise its report to remove the reference to the work of other auditors for the cumulative period from inception through November 30, 2010.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief